SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

ANDREA ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

034393108
(CUSIP Number)

Douglas J. Andrea
620 Johnson Avenue Suite 1-B, Bohemia, New York 11716
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 034393108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Douglas J. Andrea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)
(b)
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER	344,700 (1)
	8	SHARED VOTING POWER	16,314 (2)
	9	SOLE DISPOSITIVE POWER	344,700 (1)
	10	SHARED DISPOSITIVE POWER	16,314 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,194,014 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
8.8% (4)

14	TYPE OF REPORTING PERSON
IN

(1)	Does not include 5,833,000 shares subject to options.
(2)	Mr. Andrea may be deemed to be the beneficial owner of 12,438 shares owned by Mr. Andrea’s spouse and 3,876 shares owned by Mr. Andrea’s daughter.
(3)	Includes 5,833,000 shares subject to options.
(4)	Based on 64,914,935 shares of Company common stock outstanding on August 14, 2017, as reported in the Form 10-Q for the quarter ended June 30, 2017, plus the 5,833,000 shares that may be acquired by Mr. Andrea within 60 days of September 12, 2017.

Item 3.	Source and Amount of Funds or Other Consideration

The decrease in Mr. Andrea’s beneficial ownership was due to the expiration of 3,000,000 options which expired pursuant to their terms since the filing of the Schedule 13D/A on August 10, 2015. In addition, since the reporting person’s Schedule 13D/A filing on August 10, 2015, the following options have vested: (i) 500,000 options vested that were granted on September 2, 2014 which vested in three annual installments beginning on September 2, 2015; (ii) 333,000 options vested that were granted on August 7, 2015 which vest in three annual installments beginning on August 7, 2016; and (iii) 1,400,000 options were granted on November 16, 2016 which vest in three annual installments beginning on November 16, 2017.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Andrea beneficially owns 6,194,014 common shares, including 5,833,000 shares that may be acquired by Mr. Andrea within 60 days of September 12, 2017, representing 8.8% of the 64,914,935 issued and outstanding shares of the Company’s common stock as of August 14, 2017. Pursuant to Rule 13d-3, the 5,833,000 shares that may be acquired by Mr. Andrea within 60 days of September 12, 2017 are also deemed to be outstanding for purposes of computing the percentage of outstanding shares of the Company’s common stock owned by Mr. Andrea.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Mr. Andrea currently has the following stock options granted pursuant to the issuer’s stock option plans:

Date of	Number of	Exercise	Option Plan	Portion Vested	Expiration
Option Grant	Shares	Price		(1)	Date
08/08/2008	2,000,000	$0.04	2006	Fully Vested	08/08/2018
08/08/2008	1,000,000	$0.04	2006	Fully Vested	08/08/2018
07/24/2009	1,000,000	$0.11	2006	Fully Vested	07/24/2019
08/01/2010	1,000,000	$0.13	2006	Fully Vested	08/01/2020
09/02/2014	500,000	$0.10	2006	Fully Vested	09/02/2024
08/07/2015	500,000	$0.06	2006	333,000(2)	08/07/2025
11/16/2016	1,400,000	$0.05	2006	0(3)	11/16/2026

(1) Includes amount vested within 60 days of September 12, 2017.
(2) The stock options vested 33.3% on August 7, 2016 and 33.3% on August 7, 2017; 33.4% will vest on August 7, 2018.
(3) The stock options vest 33.3% on November 16, 2017, 33.3% on November 16, 2018 and 33.4% on November 16, 2019.

Item 7.	Material to be Filed as Exhibits

(1)	2006 Equity Compensation Plan of the Registrant, incorporated herein by reference to Appendix A of the Registrant’s Schedule 14A filed on October 17, 2006.

(2)	Form of Option Agreement, incorporated herein by reference to Exhibit 4 of the Reporting Persons Schedule 13D, filed June 5, 2009.

(3)	Amendment to 2006 Equity Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-K, File No. 001-04324, filed March 16, 2010.

(4)	Employment Agreement, dated as of August 1, 2014 by between Andrea Electronics Corporation and Douglas J. Andrea, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K, File No. 001-04324, filed September 8, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2017	By:	/s/ Douglas J. Andrea
Douglas J. Andrea